THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT BETWEEN MERUS LABS INTERNATIONAL INC. AND ENVOY CAPITAL GROUP INC. AND THE SHAREHOLDERS OF MERUS LABS INTERNATIONAL INC.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, OLYMPIA TRUST COMPANY, ALONG WITH THE CERTIFICATES REPRESENTING COMMON SHARES OF ENVOY CAPITAL GROUP INC., ON A TIMELY BASIS AND IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL
FOR HOLDERS OF COMMON SHARES OF ENVOY CAPITAL GROUP INC.

Please read the Instructions set out below carefully before completing this
Letter of Transmittal.

TO:	ENVOY CAPITAL GROUP INC.

AND TO:	OLYMPIA TRUST COMPANY, AS DEPOSITARY

This letter of transmittal (the “Letter of Transmittal”) is for use by registered holders (“Shareholders”) of common shares (the “Shares”) of Envoy Capital Group Inc. (“Envoy”) in connection with the proposed arrangement (the “Arrangement”) among Merus Labs International Inc. (“Merus”), Envoy and the holders (the “Envoy Shareholders”) of outstanding Shares, Envoy Options, Envoy Warrants, holders (the “Merus Shareholders”) of common shares of Merus (“Merus Shares”), holders of Merus Warrants, and holders of Merus Options (collectively, the “Securities”) pursuant to an arrangement agreement dated as of November 9, 2011, a copy of which has been filed on SEDAR at http://www.sedar.com. The Arrangement is anticipated to close on or about December 13, 2011, or such other time as Merus and Envoy may agree.

Capitalized terms used but not defined in this Letter of Transmittal shall have the meanings given to them in the management information circular (the “Information Circular”) dated November 10, 2011. Except as otherwise indicated, all dollar amounts indicated in this Letter of Transmittal are expressed in Canadian dollars.

There are important income tax consequences regarding the exchange of Shares for Amalco Shares under the Arrangement. Shareholders should carefully review this Letter of Transmittal and the sections entitled “Certain Canadian Federal Income Tax

Considerations” or “Certain United States Federal Income Tax Considerations”, as applicable, in the Information Circular.

DEPOSIT OF SHARES AND WARRANT CERTIFICATES

The undersigned delivers to you the enclosed certificate(s) representing the Shares to be exchanged for certificate(s) representing common shares of Amalco (“Amalco Shares”) pursuant to and in accordance with the Arrangement described in the Information Circular.

DESCRIPTION OF CERTIFICATES DEPOSITED
Certificate Number(s)	Name in which Shares are Registered	Number of Shares Deposited

TOTAL:

(If space is not sufficient, please attach a list in the above form.)

[ ] Some or all of my Share certificates have been lost, stolen or destroyed. Please review instruction 8 on page 9 hereof for the procedure to replace lost or destroyed certificates. (Check box if applicable)

The undersigned:

1.

represents and warrants that the undersigned is, and will immediately prior to the Effective Time be, the registered owner of the above listed Shares and has good title to the Shares represented by the above mentioned certificates, free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits, and has full power and authority to execute and deliver this Letter of Transmittal and to deliver such certificates;

2.	represents and warrants that the information provided herein is true, accurate and complete as of the date hereof;

3.	represents and warrants that the Shares listed above represent all of the Shares beneficially owned, directly or indirectly, by the undersigned;

4.	acknowledges receipt of the Information Circular;

5.	represents and warrants that it is a resident in the jurisdiction set out in “Address of Shareholder ” on page 4 of this Letter of Transmittal;

6.

acknowledges that if the Arrangement is approved at the Envoy Meeting, unless the Arrangement is not subsequently completed, the deposit of Shares pursuant to this Letter of Transmittal is irrevocable;

7.

directs the Depositary to issue or cause to be issued the Amalco Shares to which the undersigned is entitled on completion of the Arrangement, in accordance with the terms thereof, in the name indicated below, and to send the Amalco Shares by first class insured mail to the address, or hold the same for pickup, as indicated in the Letter of Transmittal;

8.

covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing the Shares for certificates representing Amalco Shares;

9.

acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

10.

by virtue of execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Arrangement will be determined by Amalco in its sole discretion and that such determination shall be final and binding and acknowledges there shall be no duty or obligation on Envoy, the Depositary or any other person to give notice of any defect or irregularity and no liability shall be incurred by any of them for failure to give such notice; and

11.

by reason of the use of the undersigned of an English language form of Letter of Transmittal, shall be deemed to have required that any contract evidenced by this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. Le soussigné, du fait qu'il utilise une lettre d'envoi rédigée en anglais, est réputé avoir exigé que tout contrat découlant de cette lettre d'envoi, ainsi que les documents s'y rattachant, soient rédigés uniquement en anglais.

These representations, warranties and acknowledgements shall survive the completion of the Arrangement.

Unless otherwise indicated under Special Issuance Instructions or Special Delivery Instructions below (in which case issuance or delivery should be made in accordance with those instructions), the certificates for Amalco Shares should be issued in the name of the undersigned and forwarded by first class insured mail to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on Envoy’s share register). If the Arrangement is not completed and the Arrangement Agreement is terminated or Envoy or Merus terminate its obligations thereunder pursuant to its terms, the undersigned directs the Depositary to return the enclosed certificate(s) to the address specified in accordance with the instructions in the preceding sentence.

Non-registered holders of Shares should contact their nominee (i.e. broker, trust company, bank or other registered holder) which holds their Share certificates on their behalf to arrange for their exchange.

Signature guaranteed by (if required under	Dated: ______________________________, _________
items 3, 4 and 5 of the instructions)

Authorized Signature	Signature of Shareholder or Authorized
Representative
(see items 4 and 6 of the instructions)

Name of Guarantor (please print or type)	Address of Shareholder

Address of Guarantor (please print or type)	Daytime Telephone Number of Shareholder

Facsimile Number of Shareholder

Social Insurance Number or US Resident Taxpayer
Identification Number (must be provided)

Name of Shareholder (please print or type)

Name of Authorized Representative, if applicable
(please print or type)

SHAREHOLDER RESIDENCE STATUS

The undersigned represents and warrants to Envoy and the Depositary that (check appropriate box):

[ ]	the undersigned is resident in Canada for the purposes of the Income Tax Act (Canada) (the “Tax Act”); or

[ ]	the undersigned is a non-resident of Canada for the purposes of the Tax Act (“Non-Resident Shareholder”) (See Notice to Non-Resident Shareholders below).

If the undersigned is a Non-Resident Shareholder, it represents and warrants to Envoy and the Depositary that (check appropriate box):

[ ]

(i) at no time during the preceding sixty (60) month period did the undersigned, a person with whom the undersigned did not deal at arm’s length for the purposes of the Tax Act, or the undersigned together with all such persons, own 25% or more of the issued shares of any class or series of shares in the capital stock of Envoy, and (ii) the undersigned had no other reason for believe that the Shares are deemed to be “taxable Canadian property” for the purposes of the Tax Act; or

[ ]	the Shares are “taxable Canadian property” for the purposes of the Tax Act.

IMPORTANT NOTICE TO NON-RESIDENT SHAREHOLDERS

There are important income tax consequences regarding the exchange of Shares for Amalco Shares under the Arrangement. Shareholders should carefully review this Letter of Transmittal and the sections entitled “Certain Canadian Federal Income Tax Considerations” or “Certain United States Federal Income Tax Considerations”, as applicable, in the Information Circular.

BOX A SPECIAL ISSUANCE INSTRUCTIONS (See Instructions 4 and 6)	BOX B SPECIAL DELIVERY INSTRUCTIONS (See Instructions 4 and 6)

To be completed only if the certificates for Amalco Shares are NOT to be issued in the name of the undersigned.	To be completed only if the certificates for Amalco Shares are to be sent to a name or an address other than the name and address of the undersigned below the signature of the undersigned.

In the Name of ________________________________________
(please print)
In the Name of ________________________________________
Address: ___________________________________________________	(please print)
Address:

(include postal code or zip code)

(Social Insurance Number or	(include postal code or zip code)
Taxpayer Identification Number)

BOX C

[ ]	Check here if the certificates for Amalco Shares are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.

INSTRUCTIONS

1.	Fractional Interests

No fractional Amalco Shares will be issued pursuant to the Arrangement. In the event that a registered holder of Shares is entitled to a fractional Amalco Share, the number of Amalco Shares to which such holder is entitled will be rounded down to the nearest whole number of Amalco Shares and no payment will be made in lieu of fractional Amalco Shares.

Each beneficial former holder of Shares shall be entitled to only one adjustment in respect of such holder’s Shares.

2.	Use of Letter of Transmittal

(a)

This Letter of Transmittal (or a manually executed facsimile copy hereof), validly completed and duly executed as required by the instructions set forth below, together with accompanying certificates representing the Shares and all other documents required by the terms of the Arrangement and this Letter of Transmittal must be received by the Depositary at any of its offices specified on the back page of this document.

(b)

The method used to deliver this Letter of Transmittal and any accompanying certificates representing the Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary. It is recommended that the necessary documentation be hand delivered to the Depositary at one of its offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. Shareholders whose Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing those Shares.

3.

Special Issuance and Delivery Instructions. The boxes entitled “Special Issuance Instructions” and “Special Delivery Instructions”, as applicable, should be completed if the certificates for the Amalco Shares to be issued pursuant to the Arrangement are to be:

	(a)	issued in the name of a person other than the person signing the Letter of Transmittal;

	(b)	sent to someone other than the person signing the Letter of Transmittal; or (c) sent to the person signing the Letter of Transmittal at an address other than that appearing below that person’s signature. See also Instruction 5 below.

4.	Signatures. This Letter of Transmittal must be completed and signed by the holder of the Shares (or by such holder’s duly authorized representative in accordance with paragraph 6 below).

(a)	If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Shares or if Amalco Shares are to be issued to a person other than the registered holder(s):

	(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power(s) of attorney duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 5 below.

5.

Guarantee of Signatures. If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Shares or if the Amalco Shares are to be issued to a person other than the registered holder(s) or are to be sent to an address other than the address of the registered holder(s) as shown on the register of Shares maintained by Envoy, such signature must be guaranteed by an Eligible Institution (as defined herein), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (“STAMP”), a member of the Stock Exchange Medallion Program (“SEMP”) or a member of the New York Stock Exchange Inc. Medallion Signature Program (“MSP”). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

6.

Fiduciaries, Representatives and Authorizations. Where this Letter of Transmittal or any certificate or share transfer power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of their proof of appointment and authority to act. Envoy and the Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

7.	Miscellaneous.

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for the Shares, additional certificate numbers and number of Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If the Shares are registered in different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)

No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)

The holder of the Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia and the courts of appeal therefrom.

(e)

Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary at any of their offices at the addresses listed on the back page of this document. The Letter of Transmittal is also available at the website maintained by the Canadian Depositary for Securities Limited, www.sedar.com.

(f)	Envoy reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any discrepancy or irregularity contained in the Letter of Transmittal received by it.

8.

Lost or Destroyed Certificates. If a certificate representing the Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a an affidavit describing the loss, sworn by the person claiming such certificate to be lost, stolen or destroyed, to the Depositary. The Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Amalco Shares to which such person is entitled in respect of the Shares represented by such lost, stolen, or destroyed certificate pursuant to the Arrangement. When authorizing such issuances in exchange for any lost, stolen or destroyed certificate, the person to whom the Amalco Shares are to be issued will, as a condition precedent to the issuance thereof, give a bond satisfactory to Envoy and its respective transfer agents in such sum as Envoy may direct or otherwise indemnify Envoy in a manner satisfactory to them, against any claim that may be made against one or all of them with respect to the certificate alleged to have been lost, stolen or destroyed. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary and Envoy so that they may contact you.

9.

Privacy Notice from Olympia Trust Company. The Depositary is committed to protecting personal information. In the course of providing services, the Depositary receives non-public personal information about Shareholders from transactions the Depositary performs, forms a Shareholder may send to the Depositary or other communications the Depositary may have with a Shareholder and its representatives. This information could include a Shareholder’s name, address, social insurance number, Securities holdings and other financial information. The Depositary uses this to administer a Shareholder’s account, to better serve client needs and for other lawful purposes relating to its services. The Depositary has prepared a Privacy Statement to tell Shareholders more about its information practices and how their privacy is protected. It is available at the Depositary’s website at www.olympiatrust.com or by writing to the

Depositary at 1003, 750 West Pender Street, Vancouver, BC, Canada,V6C 2T8. The Depositary will use any information a Shareholder provides with this Letter of Transmittal in order to process a Shareholder’s request and will consider a Shareholder’s submission of this Letter of Transmittal as its consent to the above.

Office of the Depositary

Olympia Trust Company
Corporate & Shareholder Services Division
1003, 750 West Pender StreetVancouver, BC V6C 2T8
Phone: 604.484.8637
Toll Free: 1.888.353.3138
Fax: 604.484.8638
vaninquiries@olympiatrust.com

By Mail, Hand or Courier

Olympia Trust Company
1003, 750 West Pender StreetVancouver, BC V6C 2T8

Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone numbers, email address and locations set out above.